UNIFIED SERIES TRUST

                             RULE 18f-3 PLAN OF THE

                   THE SYMPHONY WEALTH MANAGEMENT OVATION FUND

         WHEREAS, Unified Series Trust, an Ohio business trust (the "Trust"), is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, the Trust, on behalf of its series, The Symphony Wealth Management Ovation Fund (the "Fund") desires to adopt this 18f-3 Plan ("Plan") pursuant to Rule 18f-3 of the Investment Company Act of 1940, as amended ("1940 Act"); and

         WHEREAS, the Trust's Board of Trustees, including the Trustees who are not interested persons of the Trust and the Fund ("Independent Trustees"), have determined that, in the exercise of their reasonable business judgment and in light of their fiduciary duties, the Plan, including the expense allocation, is in the best interests of each class of the Fund.

         NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 18f-3 under the 1940 Act on the following terms and conditions:

A. Differences Among Classes. Each class of shares of the Fund:

                  (1) (a) Shall have a different arrangement for shareholder services or the distribution of its shares, and shall pay all of the expenses of that arrangement;

                           (b) May pay a different share of other expenses, not
                  including advisory or custodial fees or other expenses related to the management of the Fund's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes; and

                           (c) May pay a different advisory fee to the extent
                  that any difference in amount paid is the result of the application of the same performance fee provision in the advisory contract of the Fund to the investment performance of each class;

                  (2) Shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement;

                  (3) Shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and

                  (4) Shall have in all other respects the same rights and obligations as each other class.

B. Description of Classes. The Fund may offer the following classes of shares on the terms set forth below:

                  (1) Class A Shares. Class A shares will be offered through registered broker-dealers, investment advisors, banks and other financial institutions. Class A shares will be sold at the public offering price, which is the net asset value per share plus any initial sales charge as described below, and will have a minimum initial investment of $5,000 (3,000 for qualified plans). Class A shares will be subject to an initial sales charge on purchases; no sales charge will be imposed on reinvested dividends or distributions paid by the Fund.


                                                          Sales Charge as a % of
                                                       Offering       Net Amount
                                                          Price         Invested

                    Less than $99,999                    5.75               6.10
                    $100,000 but less than $250,000      3.50               3.63
                    $250,000 but less than $500,000      2.50               2.56
                    $500, 000 but less than $1 million   1.50               1.52
                    $1 million or more                    -0-               -0-


                  Purchases of Class A shares in the amount of $1 million or more, and purchases made through certain intermediaries will not be subject to an initial sales charge. Class A shares are subject to an on-going 12b-1 fee of up to 0.35% of the net asset value.

                 (2) Class C Shares. Class C shares will be offered by participating dealers to the general public. Class C shares are purchased at net asset value without deducting an initial sales charge, and will have a minimum initial investment of $5,000 (3,000 for qualified plans). The dealer of record receives a payment from the Fund's Distributor of 1.00% of the amount invested in Class C shares. Class C shares also impose a CDSC of 1.50% on shares redeemed less than one year after they are purchased, based on the lower of the shares' cost or current net asset value. This CDSC will be waived for mandatory retirement withdrawals and for its systematic withdrawal plan. Any shares acquired by reinvestment of distributions will be redeemed without a CDSC. Class C shares will be also subject to an ongoing a 12b-1 distribution and shareholder servicing fee of 1.00%.

C. Waiver of Expenses. Expenses of each class may be waived or reimbursed by The Symphony Asset Management Group, Inc., the Fund's advisor. The advisor contractually has agreed to waive its fee and reimburse Fund expenses for the Fund's two initial fiscal years, but only to the extent necessary to maintain total annual Fund operating expenses, except brokerage fees and commissions, taxes, borrowing costs (such as dividends expenses and interest on securities sold short), fees and expenses of the non-interested person Trustees, extraordinary expenses and Rule 12b-1 expenses, at 1.95% of the average daily net assets of the Class A shares, and 2.75% of the average daily net assets of the Class C shares.

D. Allocation of Class Expenses. Income, realized gains and losses, unrealized appreciation and depreciation, and Fund-wide expenses not allocated to a particular class shall be allocated to each class based on the net assets of that class in relation to the net assets of the Fund ("relative net assets").

E. Board Approval. This Plan shall take effect as of the date the Fund's Class A and Class C shares are first offered for sale to the public, following approval of the Plan, together with any related agreements, by vote of a majority of both
(a) the Board of Trustees and (b) the Independent Trustees, cast in person at a meeting or meetings called for the purpose of voting on this Plan. Prior to approving the Plan or any material amendment thereto, a majority of the Trustees and Independent Trustees shall find that the Plan as proposed to be adopted or amended, including the expense allocation, is in the best interests of each class of the Fund individually and the Fund as a whole. Before any vote on the Plan, the Trustees shall request and evaluate, and any agreement relating to a class arrangement shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan.

F. Renewal of Plan. This Plan shall continue in full force and effect for an initial period of two years and, thereafter, for successive periods of one year so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph E.

G. Termination. This Plan may be terminated by the Fund at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Fund.


Date:  August 29, 2005